SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

Blue Water Vaccines, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

09610B108

(CUSIP Number)

Michael Venerable

Representative of the Manager

Cincinnati Cornerstone Investors BWV I, LLC

c/o Cincinnati Cornerstone Capital, LLC

2900 Reading Road, Suite 410

Cincinnati, Ohio 45206

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09610B108	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Cincinnati Cornerstone Investors BWV I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,611,201
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,611,201
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,611,201
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 09610B108	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Cincinnati Cornerstone Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,611,201
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,611,201
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,611,201
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 09610B108	13D	Page 4 of 7 Pages

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the Common Stock, $0.00001 par value per share (the “Common Stock”), of Blue Water Vaccines, Inc., a Delaware corporation (the “Company”), which has its principal executive offices located at 201 E. Fifth Street, Suite 1900, Cincinnati, Ohio 45202. The Common Stock is listed on the Nasdaq Capital Market under the symbol “BWV.”

On February 23, 2022, the Company completed its initial public offering.

Item 2.	Identity and Background.

This Statement is filed by Cincinnati Cornerstone Investors BWV I, LLC, an Ohio limited liability company (“CCI BWV”), which is a pooled investment vehicle, and Cincinnati Cornerstone Capital, LLC, an Ohio limited liability company (“CCC”), which is a private fund adviser exempt from registration and the manager and a member of CCI BWV. As manager of CCI BWV, CCC has the right to control the voting and disposition of the Common Stock held by CCI BWV. CCI BWV and CCC sometimes are referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The business address of each of the Reporting Persons is 2900 Reading Road, Suite 410, Cincinnati, Ohio 45206.

Upon the closing of the Company’s initial public offering on February 23, 2022, CCI BWV acquired direct ownership, and CCC acquired indirect ownership through CCI BWV, of 3,611,201 shares of Common Stock through the previously agreed upon automatic conversion of 735,632 shares of Series Seed Preferred Stock of the Company held by CCI BWV (the “Series Seed Preferred Stock”).

The directors and executive officers of CCC are set forth on Schedule I hereto. Schedule I sets forth each such person’s: (i) name, (ii) business address, (iii) present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employee is employed, and (iv) citizenship. Michael Venerable, President and Chief Executive Officer of CCC, is a director of the Company.

Neither of the Reporting Persons nor any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the Reporting Persons nor any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The sole consideration for the acquisition by CCI BWV of the Common Stock of the Company was the conversion of the Series Seed Preferred Stock and accrued and unpaid dividends thereon into the Common Stock in accordance with the terms of the Series Seed Preferred Stock. The conversion price of the Series Seed Preferred Stock was $1.5225 per share. CCI BWV purchased the Series Seed Preferred Stock in July 2019 at a price of $6.09 per share with funds contributed to CCI BWV by its members.

CUSIP No. 09610B108	13D	Page 5 of 7 Pages

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes in connection with the Company’s initial public offering. The Reporting Persons and their affiliates may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

The Reporting Persons do not have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own 3,611,201 shares of Common Stock, which represents approximately 32.7% of the Company’s outstanding shares of Common Stock. All of the Common Stock is beneficially owned directly by CCI BWV, and indirectly by CCC, the manager and a member of CCI BWV, through its control of CCI BWV.

The percentage ownership of shares of Common Stock by the Reporting Person as set forth in this Statement is based on the 11,048,587 shares of Common Stock reported by the Company as outstanding as of February 23, 2022 in its Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424 on February 23, 2022.

(b) CCC, as the manager of CCI BWV, has the sole power to direct the vote and the disposition of the Common Stock held by CCI BWV.

(c) The sole transaction by the Reporting Persons in the Common Stock in the last 60 days was the acquisition directly by CCI BWV and indirectly by CCC of 3,611,201 shares of Common Stock through the agreed upon automatic conversion of the Series Seed Preferred Stock held by CCI BWV and accrued and unpaid dividends thereon on the closing of the initial public offering of the Company on February 23, 2022.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person; however, CCC, as the manager of CCI BWV, has the right from time to time to cause CCI BWV to make distributions to the members of CCI BWV of any such dividends or proceeds received by BWV. None of the members of CCI BWV other than CCC has the right to receive beneficial ownership of 5% or more of the Company’s Common Stock by reason of any distribution from CCI BWV.

(e) Not applicable.

CUSIP No. 09610B108	13D	Page 6 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CCI BWV entered into a customary lock-up agreement pursuant to which it agreed with the underwriter of the Company’s initial public offering that, for a period of 180 days after the effective date of the Company’s registration statement related to its initial public offering, it would not offer, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company without the underwriter’s prior written consent.

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 7.	Material to Be Filed as Exhibits.

Joint Filing Agreement among the Reporting Persons (set forth on the signature page to this Statement and incorporated herein by reference).

Lock-Up Agreement between CCI BWV and Boustead Securities, LLC is filed as Exhibit 99.1 hereto.

CUSIP No. 09610B108	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: March 3, 2022

CINCINNATI CORNERSTONE INVESTORS BWV I, LLC

/s/ Michael Venerable
Michael Venerable Representative of the Manager

CINCINNATI CORNERSTONE CAPITAL, LLC

/s/ Michael Venerable
Michael Venerable President and Chief Executive Officer

Schedule 1

Directors and Executive Officers of Cincinnati Cornerstone Capital, LLC

Information regarding each director and executive officer of Cincinnati Cornerstone Capital, LLC (each of whom is a U.S. citizen) is set forth below:

Name, Title	Address	Principal Occupation
David Adams, Member of the Board of Managers	2900 Reading Rd., Suite 410 Cincinnati, OH 45206	Chief Innovation Officer University of Cincinnati 2900 Reading Rd., Suite 400 Cincinnati, OH 45206
James Anderson, Member of the Board of Managers	2900 Reading Rd., Suite 410 Cincinnati, OH 45206	Senior Strategic and External Affairs Advisor Taft Stettinius & Hollister LLP 425 Walnut St., Suite 1800 Cincinnati, OH 45202
Abram Gordon, Member of the Board of Managers	2900 Reading Rd., Suite 410 Cincinnati, OH 45206	Vice President Innovation Ventures Cincinnati Children’s Hospital Medical Center 3333 Burnet Ave. Cincinnati, OH 45229
Vada Hill, Member of the Board of Managers	2900 Reading Rd., Suite 410 Cincinnati, OH 45206	Board Member & Advisor to various organizations
Jill Meyer, Chairperson of the Board of Managers	2900 Reading Rd., Suite 410 Cincinnati, OH 45206	President & CEO Cincinnati USA Regional Chamber 3 East 4th St., Suite 200 Cincinnati, OH 45202
Kevin Riley, Member of the Board of Managers	2900 Reading Rd., Suite 410 Cincinnati, OH 45206	Partner & COO North American Properties 212 East Third St., Suite 300 Cincinnati, OH 45202
Chad Summe, Member of the Board of Managers	2900 Reading Rd., Suite 410 Cincinnati, OH 45206	Managing Partner eGateway Capital 35 W. 8th St. Covington, KY 41011
George Vincent, Member of the Board of Managers	2900 Reading Rd., Suite 410 Cincinnati, OH 45206	Managing Partner Dinsmore & Shohl LLP 255 E. 5th St., Suite 1900 Cincinnati, OH 45202
Michael Venerable, President & CEO, Board Member	2900 Reading Rd., Suite 410 Cincinnati, OH 45206	President & CEO Cincinnati Cornerstone Capital, LLC 2900 Reading Rd., Suite 410 Cincinnati, OH 45206
Ashley Keating, Chief Financial Officer	2900 Reading Rd., Suite 410 Cincinnati, OH 45206	CFO Cincinnati Cornerstone Capital, LLC 2900 Reading Rd., Suite 410 Cincinnati, OH 45206